Q2 FY13 MANAGEMENT PRESENTATION 15 November 2012 Exhibit 99.4

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA
Overview and Operating Review – Louis Gries, CEO
Financial Review – Russell Chenu, CFO
Questions and Answers
3
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 46. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st  half of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

•
For the quarter, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 16% to US$34.8 million
•
For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 2% to US$78.6 million
•
2   quarter and half year operating results reflect a recovery of US$2.7 million for legal costs associated with the conclusion of RCI’s disputed amended tax assessment with the ATO and an increase of US$5.7 million in an accounting provision for certain New
Zealand product liability claims
•
Half year operating results also reflect a foreign exchange gain of US$5.5 million on an
Australian dollar intercompany loan
•
FY2013 first half ordinary dividend of US5.0 cents per security announced
1 Comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half year of the prior fiscal year
1
Q2 Q2 %  HY HY %
FY 2013 FY 2012 Change FY 2013 FY 2012 Change
Net operating profit 15.0 127.4 (88) 83.5 128.4 (35)
Net operating profit excluding asbestos,  ASIC
expenses and tax adjustments
34.8 41.2 (16) 78.6 80.6 (2)
Diluted earnings per share excluding asbestos,  ASIC
expenses and tax adjustments (US cents) 7.9 9.4 (16) 17.9 18.3 (2)
US$ Millions
nd

USA AND EUROPE FIBRE CEMENT
2nd Quarter Result
Net Sales up 4% to US$238.1 million
Sales Volume up 6% to 369.5 mmsf
Average Price  down 2% to US$644 per msf
EBIT down 7% to US$44.0 million
EBIT Margin down 2.2 pts to 18.5%

1  Comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year
1

USA AND EUROPE FIBRE CEMENT
Half Year Result
Net Sales up 9% to US$490.1 million
Sales Volume up 11% to 757.6 mmsf
Average Price  down 2% to US$647 per msf
EBIT down 1% to US$94.3 million
EBIT Margin down 2.0 pts to 19.2%

1  Comparisons are of the 1st half of the current fiscal year versus the 1st half of the prior fiscal year
1

USA AND EUROPE FIBRE CEMENT

Average Net Sales Price (US dollars)
US$647
1
1 FY13 average net sales price represents 2    quarter year-to-date; other years presented are for the full year
660
640
620
600
580
560
540
FY07 FY08
FY09
FY10 FY11 FY12 Q2 YTD FY13
nd

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12

EBIT and EBIT Margin
EBIT EBIT Margin
USA AND EUROPE FIBRE CEMENT
1
140
120
100
80
60
40
20
0
FY06 FY07
FY08
FY09
FY10
FY11
FY12 FY13
0
5
10
15
20
25
30
35

(Thousands of Starts)
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12

Source:
US Census Bureau - New Privately-Owned Housing Units Started
TOTAL US HOUSING STARTS
10
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
23%
28.0%
6%
1%
12%
17%
27.7%
23.4%
-5%
-7% -3%
-19%
-31%
-46%
-51%
-44%
-33%
-31%
-28%
-24%
-23%
-21%
-31%
-25%
-19%
9%
4%
4%
7%
7%
6%
Housing Starts %Growth (same QtrPY)
U.S. Housing Starts
Calendar Quarters

ASIA PACIFIC FIBRE CEMENT
2nd Quarter Result
Net Sales down   6% to US$96.3 million
Sales Volume down 4% to 102.2 mmsf
Average Price  down 2% to A$908 per msf
EBIT down 39% to US$15.6 million
EBIT Margin down 8.6 pts to 16.2%
11
1
Comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year
1

ASIA PACIFIC FIBRE CEMENT
Half Year Result
Net Sales down   6% to US$184.0 million
Sales Volume down 3% to 197.3 mmsf
Average Price  flat at A$911 per msf
EBIT down 29% to US$33.3 million
EBIT Margin down 5.6 pts to 18.1%

1  Comparisons are of the 1st half of the current fiscal year versus the 1st half of the prior fiscal year
1

GROUP 2nd QUARTER SUMMARY

1
Comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year
1
USA and Europe Fibre Cement results reflected:
Growth in US housing market
Increased proportion of volume in more price-sensitive market segments
Lower average net sales price
Lower input costs (primarily pulp and freight)
Higher fixed unit cost of manufacturing
Higher SG&A expenses to fund initiatives that improve organisational capabilities
Asia Pacific Fibre Cement results reflected:
Subdued operating environment in Australia
An improved but historically low operating environment in New Zealand
Lower sales volume and average net sales price
An increase of US$5.7 million in an accounting provision for certain New Zealand product liability claims
Unfavourable shift in product mix and higher fixed unit manufacturing costs, partially offset by lower input costs (primarily pulp) and improved plant performance

GROUP OUTLOOK
United States
Industry data indicates consistent improvement in builder confidence and increased activity in US housing market
The early stages of a recovery in the residential market appears to be underway
The extent and rate of improvement, however, is uncertain
The business is being positioned to accelerate growth in market share by funding of initiatives to improve organisational capabilities, which may constrain earnings in the initial phases of the housing market recovery
Asia Pacific
In Australia, the market environment remains subdued
The New Zealand housing market is improving
In the Philippines, the business continues to perform well in a stable operating environment

GROUP OUTLOOK
Key Priorities
The company’s key medium-term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of ColorPlus and Trim products
Continue to rollout the job pack distribution model
Overall Group Strategy
The company’s focus is to:
Aggressively grow demand for products in targeted market segments
Grow the company’s overall market position while defending market share in existing segments
Introduce differentiated products to deliver a sustainable competitive advantage
Build operational strength and organisational capability to increase output should a stronger than expected housing market recovery eventuate
®

FINANCIAL REVIEW Russell Chenu, CFO

OPERATING REVIEW
Highlights
Second quarter and half year earnings impacted by:
Improved sales volume in US business reflecting an improved market environment
Price in the US business constrained by targeted penetration into price-sensitive market segments
Funding of initiatives in the US business to increase capabilities in the initial phase of a housing market recovery
Non-recurring foreign exchange gain of US$5.5 million (Q1) and recovery of RCI legal costs of
US$2.7 million (Q2)
Increase of US$5.7 million in an accounting provision for certain New Zealand product liability claims
Total contribution of US$184.1 million to AICF in the 2013 financial year represents 35% of free cash flow, as defined by the AFFA, in the 2012 financial year
James Hardie’s strong cash position enabled the payment of a FY2012 second half ordinary dividend of US38.0 cents per security on 23 July 2012. The total amount of the dividend was US$166.4 million
FY2013 first half ordinary dividend of US5.0 cents per security announced

CHANGES IN A$ VERSUS US$
– Unfavourable impact from translation of Asia Pacific results –
Q2 FY13 vs Q2 FY12
– Favourable impact on corporate costs incurred in Australian dollars – Q2 FY13 vs Q2 FY12
– Unfavourable impact from translation of asbestos liability balance – 30 September 2012 vs 31 March 2012
18
Earnings Balance Sheet
N/A
N/A
1.20
1.10
1.00
0.90
0.80
0.70
0.60
31 Dec 08 31 Mar 09 30 Jun 09 30 Sep 09 31 Dec 09 31 Mar 10 30 Jun 10 30 Sep 10 31 Dec 10 31 Mar 11 30 Jun 11 30 Sep 11
31 Dec 11 31 Mar 12
30 Jun 12 30 Sep 12

RESULTS – Q2

US$ Millions
Q2 '13 Q2 '12 % Change
Net sales  334.4 331.6 1
Gross profit  111.3 112.6 (1)
SG&A expenses  (56.6) (48.6) (16)
Research & development expenses  (9.5) (7.3) (30)
Asbestos adjustments  (22.4) 86.9 -
EBIT  22.8 143.6 (84)
Net interest expense - (1.2) -
Other income (expense) 0.3 (0.5) -
Income tax expense (8.1) (14.5) 44
Net operating profit  15.0 127.4 (88)

RESULTS – Q2 (CONTINUED)

1 Includes AICF SG&A expenses and AICF interest income
US$ Millions  Q2 '13 Q2 '12 % Change
Net operating profit  15.0 127.4 (88)
Asbestos:
Asbestos adjustments  22.4 (86.9) -
Other asbestos   (0.7) (0.1) -
Tax expense related to asbestos adjustments 0.4 - -
ASIC expenses 0.3 0.5 (40)
Tax adjustments (2.6) 0.3 -
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments
34.8 41.2 (16)
1

US$ Millions
HY '13 HY '12
Net sales  674.1 645.2 4
Gross profit  221.3 220.8 -
SG&A expenses  (100.9) (94.1) (7)
Research & Development expenses  (17.9) (14.3) (25)
Asbestos adjustments  2.8 48.7 (94)
EBIT  105.3 161.1 (35)
Net interest income (expense) 0.2 (2.2) -
Other income (expense) 0.7 (2.0) -
Income tax expense (22.7) (28.5) 20
Net operating profit  83.5 128.4 (35)
% Change
RESULTS – Half Year

RESULTS – Half Year (CONTINUED)

1 Includes AICF SG&A expenses and AICF interest income
US$ Millions
HY '13 HY '12 % Change
Net operating profit 83.5 128.4 (35)
Asbestos:
Asbestos adjustments  (2.8) (48.7) 94
Other asbestos (1.5) - -
Tax expense related to asbestos adjustments 2.6 - -
ASIC expenses 0.4 0.7 (43)
Tax adjustments (3.6) 0.2 -
Net operating profit excluding asbestos, ASIC
expenses, and tax adjustments
78.6 80.6 (2)
1

US$ Millions Q2 '13 Q2 '12 USA and Europe Fibre Cement 238.1 228.7 4 Asia Pacific Fibre Cement 96.3 102.9 (6) Total 334.4 331.6 1 23 SEGMENT NET SALES – Q2 % Change

24 SEGMENT NET SALES – Half Year US$ Millions HY '13 HY '12 USA and Europe Fibre Cement 490.1 448.5 9 Asia Pacific Fibre Cement 184.0 196.7 (6) Total 674.1 645.2 4 % Change

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
RCI’s disputed amended tax assessment with the ATO
1 Asia Pacific Fibre Cement EBIT includes an increase of US$5.7 million in an accounting provision of certain New Zealand product liability
2
3 General corporate costs excluding asbestos and ASIC expenses reflect a legal cost recovery of US$2.7 million associated with the conclusion of
25
SEGMENT EBIT – Q2
US$ Millions
Q2 ’13 Q2 ’12 % Change
USA and Europe Fibre Cement 44.0 47.3 (7)
Asia Pacific Fibre Cement 15.6 25.5 (39)
Research & development (6.3) (5.1) (24)
Total segment EBIT 53.3 67.7 (21)
General corporate costs excluding asbestos and
ASIC expenses
(7.4) (9.7) 24
Total EBIT excluding asbestos and ASIC
expenses 45.9 58.0 (21)
Asbestos adjustments (22.4) 86.9 -
AICF SG&A expenses (0.4) (0.8) 50
ASIC expenses (0.3) (0.5) 40
Total EBIT 22.8 143.6 (84)
claims
3
1
2

1 Asia Pacific Fibre Cement EBIT includes an increase of US$5.7 million in an accounting provision of certain New Zealand product liability claims
2 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
3 General corporate costs excluding asbestos and ASIC expenses reflect a legal cost recovery of US$2.7 million associated with the conclusion of
RCI’s disputed amended tax assessment with the ATO and a US$5.5 million foreign exchange gain related to an Australian dollar intercompany loan
26
SEGMENT EBIT – Half Year
US$ Millions
HY '13 HY '12 % Change
USA and Europe Fibre Cement 94.3 95.3 (1)
Asia Pacific Fibre Cement
33.3 46.6 (29)
Research & Development (12.3) (10.2) (21)
Total segment EBIT  115.3 131.7 (12)
General corporate costs excluding asbestos and
ASIC expenses
(11.7) (17.2) 32
Total EBIT excluding asbestos and ASIC
expenses 103.6 114.5 (10)
Asbestos adjustments 2.8 48.7 (94)
AICF SG&A expenses (0.7) (1.4) 50
ASIC expenses (0.4) (0.7) 43
Total EBIT 105.3 161.1 (35)
2
1
3

INCOME TAX EXPENSE – Q2
US$ Millions
Operating profit before income taxes
23.1 141.9
Asbestos:
Asbestos adjustments
22.4 (86.9)
Other asbestos
(0.7) (0.1)
Operating profit before income taxes excluding asbestos  44.8 54.9
Income tax expense
Asbestos:
Tax expense related to asbestos adjustments 0.4 -
Tax adjustments
(2.6) 0.3
Income tax expense excluding tax adjustments
(10.3) (14.2)
Effective tax rate excluding asbestos  and tax
adjustments 23.0% 25.9%
Q2 '13 Q2 '12
(8.1) (14.5)
1
1 Includes AICF SG&A expenses and AICF interest income

INCOME TAX EXPENSE – Half Year
1 Includes AICF SG&A expenses and AICF interest income
HY '13 HY '12
Operating profit before income taxes
106.2 156.9
Asbestos:
Asbestos adjustments
(2.8) (48.7)
Other asbestos
(1.5) -
Operating profit before income taxes excluding asbestos 101.9 108.2
Income tax expense (22.7) (28.5)
Asbestos:
Tax expense related to asbestos adjustments 2.6 -
Tax adjustments
(3.6) 0.2
Income tax expense excluding tax adjustments
(23.7) (28.3)
Effective tax rate excluding asbestos and tax adjustments 23.3% 26.2%
US$ Millions
1

CASHFLOW
1
US$ Millions
HY '13 HY '12
EBIT  105.3 161.1
Non-cash items:
Asbestos adjustments (2.8) (48.7)
Other non-cash items 33.3 33.7
Net working capital movements (4.5) (5.7)
Cash Generated By Trading Activities 131.3 140.4
Tax payments net (84.9) (27.1)
Change in other non-trading assets and liabilities 131.1 (22.9)
Change in asbestos-related assets & liabilities 1.1 (0.1)
Payment to the AICF (184.1) (51.5)
Interest paid (net) (2.3) (1.7)
Net Operating Cash Flow (7.8) 37.1
Purchases of property, plant & equipment (25.5) (18.4)
Proceeds from sale of property, plant & equipment 0.1 0.2
Common stock repurchased and retired - (13.7)
Dividends paid (166.4) -
Proceeds from issuance of shares 12.4 -
Tax benefit from stock options exercised - 1.5
Effect of exchange rate on cash (0.9) (3.0)
Movement In Net (Debt) Cash (188.1) 3.7
Beginning Net Cash (Debt) 265.4 (40.4)
Ending Net Cash (Debt)  77.3 (36.7)
1 Comparisons are of the half year ended of the current fiscal year versus the half year ended of the prior fiscal year

CAPITAL MANAGEMENT
If and to the extent the company does not undertake share buybacks between today and the announcement of FY2013 results in May 2013, the company will consider an increase of its dividend payout ratio for FY2013. In this event, the dividend in respect of the second half of FY
2013 is anticipated to be approximately US35 cents per security, subject to certain conditions as outlined in the results announcement
For dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments) to 30% to 50% of net operating profit (excluding asbestos adjustments);
Subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;
The company expects to be in a position to make further distributions to shareholders in the near term as follows:
No share buyback activity during the half year
An ordinary dividend of US5.0 cents per security (approximately US$22.0 million) was announced today. The dividend is declared in US currency and will be paid on 25 January 2012, with a record date of 18 December 2012

Net cash of US$77.3 million compared to net cash of US$265.4 million at 31 March 2012
Weighted average remaining term of total facilities was 0.5 years at 30 September 2012, down from 0.9 years at 31
March 2012. The Company is intending to refinance its existing credit facilities during the balance of the 2013 financial year
James Hardie remains well within its financial debt covenants
31
At 30 September 2012:
DEBT
US$ Millions
Total facilities 280.0
Gross debt -
Cash  77.3
Net cash (77.3)
Unutilised facilities and cash  357.3

ASBESTOS FUND – PRO FORMA (UNAUDITED)
1 In accordance with Amended and Restated Final Funding Agreement
A$ millions
AICF cash and deposits - 31 March 2012
62.5
Contribution to AFFA by James Hardie (Early payment) 132.3
Contribution to AFFA by James Hardie (July payment) 45.2
Insurance and cross claim recoveries 26.3
Interest income and unrealised gain on investments 2.9
Claims paid (67.1)
Operating costs (1.8)
Repayment of NSW Government loan facility (29.7)
Other 1.3
AICF net cash and deposits - 30 September 2012
171.9
1
1

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses/recoveries
3  Includes restricted cash set aside for AFFA
Note: For the 2012 and 2011 financial years, key ratios at the half year ended have been presented above for comparative purposes
33
KEY RATIOS
1
HY '13 HY '12 HY '11
EPS (Diluted)
17.9c 18.3c 14.0c
EBIT/ Sales (EBIT margin)
15.4% 17.7% 17.7%
Gearing Ratio
-6.4% 2.7% 10.6%
Net Interest Expense Cover
51.8x 31.8x 28.9x
Net Interest Paid Cover
103.6x 30.1x 34.5x
Net Debt Payback
- 0.2yrs 1.0yrs
1
2
1
2
2
3

SUMMARY
1
Comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year
1
Net operating profit excluding asbestos, ASIC expenses and tax
adjustments for the 2   quarter and half year was US$34.8 million and
US$78.6 million, respectively.
The 2   quarter results reflected:
Higher sales volume in the USA and Europe segment due to improved housing activity and gains in market and category share in the US
Higher SG&A expenses driven by:
Increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand, and
Funding of initiatives in the US in anticipation of market demand moving back to more normal levels
Depreciation of Asia Pacific business’ currencies against US dollar
Recovery of US$2.7 million for legal costs associated with the conclusion of
RCI’s disputed amended tax assessment with the ATO
nd
nd

FY2013 GUIDANCE
Management expects full year earnings excluding asbestos, ASIC expenses and tax adjustments to be between US$140 million and US$150 million
Management cautions that guidance is dependent upon US housing industry conditions continuing to improve, the accounting provision for New Zealand product liability claims remaining adequate and the A$/US$ exchange rate remaining stable for the balance of the fiscal year ending 31 March 2013
Management cautions that housing market conditions remain uncertain and notes that some input costs remain volatile

QUESTIONS

APPENDIX

James Hardie

Volume (mmsf) / Starts (000s Units)
Revenue (US$M)

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
Top Line Growth
JH Volume Housing Starts JH Revenue
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 11 12

GENERAL CORPORATE COSTS – Q2

US$ Millions
% Change
Stock compensation expense 3.0 1.8 (67)
Other costs 7.1 7.9 10
General corporate costs excluding ASIC
expenses and recovery of legal costs 10.1 9.7 (4)
ASIC expenses  0.3 0.5 40
Recovery of RCI legal costs (2.7) - -
General corporate costs 7.7 10.2 (25)
Q2 '13 Q2 '12

GENERAL CORPORATE COSTS –
Half Year
US$ Millions
HY '13 HY '12
% Change
Stock compensation expense 5.6 3.8 (47)
Other costs 14.3 13.4 (7)
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of legal costs 19.9 17.2 (16)
ASIC expenses 0.4 0.7 43
Recovery of RCI legal costs (2.7) - -
Intercompany foreign exchange gain (5.5) - -
General corporate costs 12.1 17.9 32

EBITDA – Q2
US$ Millions
  Q2 ’13 Q2 ’12 % Change
EBIT
USA and Europe Fibre Cement
44.0 47.3 (7)
Asia Pacific Fibre Cement
15.6 25.5 (39)
Research & development
(6.3) (5.1) (24)
General corporate excluding asbestos and ASIC expenses  (7.4) (9.7) 24
Depreciation and Amortisation
USA and Europe Fibre Cement
12.0 12.2 (2)
Asia Pacific Fibre Cement
2.7 2.4 13
Total EBITDA excluding asbestos and ASIC expenses 60.6 72.6 (17)
Asbestos adjustments
(22.4) 86.9 -
AICF SG&A expenses
(0.4) (0.8) 50
ASIC expenses
(0.3) (0.5) 40
Total EBITDA
37.5 158.2 (76)

EBITDA – Half Year
US$ Millions
HY '13 HY '12 % Change
EBIT
USA and Europe Fibre Cement
94.3 95.3 (1)
Asia Pacific Fibre Cement
33.3 46.6 (29)
Research & Development
(12.3) (10.2) (21)
General corporate excluding asbestos and ASIC expenses (11.7) (17.2) 32
Depreciation and Amortisation
USA and Europe Fibre Cement
25.3 25.4 -
Asia Pacific Fibre Cement
4.8 5.4 (11)
Total EBITDA excluding asbestos and ASIC expenses 133.7 145.3 (8)
Asbestos adjustments 2.8 48.7 (94)
AICF SG&A expenses (0.7) (1.4) 50
ASIC expenses
(0.4) (0.7) 43
Total EBITDA
135.4 191.9 (29)

43 CAPITAL EXPENDITURE US$ Millions HY '13 HY '12 % Change USA and Europe Fibre Cement 20.9 14.6 43 Asia Pacific Fibre Cement 4.6 3.8 21 Total 25.5 18.4 39

NET INTEREST (EXPENSE) INCOME
US$ Millions
  Q2 ’13 Q2 ’12 HY '13 HY '12
Gross interest expense (0.8) (1.1) (1.6) (2.0)
Interest income 0.2 - 0.6 0.2
Realised loss on interest rate swaps (0.5) (1.0) (1.0) (1.8)
Net interest expense excluding AICF interest income (1.1) (2.1) (2.0) (3.6)
AICF interest income 1.1 0.9 2.2 1.4
Net interest (expense) income  - (1.2) 0.2 (2.2)

LEGACY ISSUES UPDATE
ASIC Proceedings
On 3 May 2012, the High Court of Australia delivered its judgment in the appeals and cross-appeals of the December
2010 decision of the New South Wales Court of Appeal
James Hardie did not appeal the NSW Court of Appeal’s decision, so it was not party to the High Court proceedings
The High Court upheld ASIC’s appeal and dismissed a former officer’s appeal of the Court of Appeal’s decision
The High Court remitted the matter back to the NSW Court of Appeal for further consideration of claims to be excused from liability, penalty and disqualification and on certain questions concerning costs
The Court of Appeal heard submissions on these issues at a proceeding held in late August 2012.
The Court of Appeal imposed penalties ranging from A$20,000 to A$25,000 and banning orders for various lengths of time on the non-executive directors, the longest of which is through 30 April 2013
The former officer was ordered to pay A$75,000 plus interest and was banned from acting as a director for a period of seven years commencing on 27 August 2009
The parties to the proceedings have 28 days within which to lodge an application seeking leave to appeal to the High
Court of Australia
Readers are referred to Note 9 of the condensed consolidated financial statements as of and for the period ended 30
September 2012 for further information

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales
Operating profit - is equivalent to the US GAAP measure of income
Net operating profit - is equivalent to the US GAAP measure of net income

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
48
NON-US GAAP FINANCIAL MEASURES
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 22.8 $ 143.6 $ 105.3 $ 161.1
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
ASIC expenses 0.3 0.5 0.4 0.7
EBIT excluding asbestos and ASIC expenses 45.9 58.0 103.6 114.5
Net sales $ 334.4 $ 331.6 $ 674.1 $ 645.2
EBIT margin excluding asbestos and
ASIC expenses 13.7% 17.5% 15.4% 17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-
US GAAP measure for the same purposes
49
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit $ 15.0 $ 127.4 $ 83.5 $ 128.4
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
AICF interest income (1.1) (0.9) (2.2) (1.4)
Tax expense related to asbestos
adjustments 0.4 - 2.6 -
ASIC expenses 0.3 0.5 0.4 0.7
Tax adjustments (2.6) 0.3 (3.6) 0.2
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 34.8 $ 41.2 $ 78.6 $ 80.6

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
50
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 34.8 $ 41.2 $ 78.6 $ 80.6
Weighted average common shares outstanding -
Diluted (millions) 439.7 440.0 439.3 440.0
Diluted earnings per share excluding asbestos,
ASIC expenses and tax adjustments
(US cents) 7.9 9.4 17.9 18.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
51
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Operating profit before income taxes $ 23.1 $ 141.9 $ 106.2 $ 156.9
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
AICF interest income (1.1) (0.9) (2.2) (1.4)
Operating profit before income taxes excluding
asbestos $ 44.8 $ 54.9 $ 101.9 $ 108.2
Income tax expense (8.1) (14.5) (22.7) (28.5)
Asbestos:
Tax expense related to asbestos adjustments 0.4 - 2.6 -
Tax adjustments (2.6) 0.3 (3.6) 0.2
Income tax expense excluding tax adjustments (10.3) (14.2) (23.7) (28.3)
Effective tax rate excluding asbestos and
tax adjustments 23.0% 25.9% 23.3% 26.2%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity.
Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
52
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 22.8 $ 143.6 $ 105.3 $ 161.1
Depreciation and amortisation 14.7 14.6 30.1 30.8
Adjusted EBITDA $ 37.5 $ 158.2 $ 135.4 $ 191.9

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs
– General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
53
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 HY HY
US$ Millions FY 2012 FY 2012
General corporate costs $ 7.7 $ 10.2 $ 12.1 $ 17.9
Excluding:
ASIC expenses (0.3) (0.5) (0.4) (0.7)
Intercompany foreign exchange gain - - 5.5 -
Recovery of RCI legal costs 2.7 - 2.7 -
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 10.1 $ 9.7 $ 19.9 $ 17.2
FY 2013
Q2
FY 2013

Q2 FY13 MANAGEMENT PRESENTATION 15 November 2012